SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of July 2012.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒         Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1.	ORIX’s First Quarter Consolidated Financial Results (April 1, 2012 – June 30, 2012) filed with the Tokyo Stock Exchange on Wednesday July 25, 2012.
.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: July 25, 2012	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2012 – June 30, 2012

July 25, 2012

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 79.31 to $1.00, the approximate exchange rate prevailing at June 30, 2012.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purpose in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

Mita NN Bldg., 4-1-23 Shiba, Minato-ku, Tokyo 108-0014

JAPAN

Tel: +81-3-5419-5042 Fax: +81-3-5419-5901

E-mail: gregory_melchior@orix.co.jp

              haruyasu_yamada@orix.co.jp

Consolidated Financial Results from April 1, 2012 to June 30, 2012

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591) Osaka Securities Exchange
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-5419-5042
(URL http://www.orix.co.jp/grp/en/ir/index.html)

1. Performance Highlights for the Three Months Ended June 30, 2012 and 2011, and the Year Ended March 31, 2012

(1) Performance Highlights - Operating Results (Unaudited)

								(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change	Net Income Attributable to ORIX Corporation	Year-on-Year Change
June 30, 2012	251,791	5.7%	36,978	16.1%	47,467	25.2%	34,773	49.6%
June 30, 2011	238,126	6.2%	31,842	46.1%	37,921	58.0%	23,237	43.6%

“Comprehensive Income (Loss) Attributable to ORIX Corporation” was ¥18,423 million for the three months ended June 30, 2012 (year-on-year change was a 9.6% increase) and ¥16,814 million for the three months ended June 30, 2011 (year-on-year change was a 842.0% increase).

	Basic Earnings Per Share	Diluted Earnings Per Share
June 30, 2012	323.41	270.27
June 30, 2011	216.16	180.51

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Income Taxes and Discontinued Operations.”

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
June 30, 2012	8,177,457	1,428,312	1,389,372	17.0%
March 31, 2012	8,332,830	1,420,471	1,380,736	16.6%

*Note 3:	“Shareholders’ Equity” refers to “ORIX Corporation Shareholders’ Equity.” “Shareholders’ Equity Ratio” is calculated based on “ORIX Corporation Shareholders’ Equity.”

2. Dividends for the Year Ended March 31, 2012 (Unaudited)

Dividends Per Share
March 31, 2012	90.00

3. Targets for the Year Ending March 31, 2013 (Unaudited)

Fiscal Year	Total Revenues	Year-on-Year Change	Net Income Attributable to ORIX Corporation	Year-on-Year Change	Basic Earnings Per Share
March 31, 2013	1,030,000	5.9%	100,000	19.7%	930.04

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( x ) No ( )

Addition - ( ORIX Credit Corporation ) Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( x ) No ( )

2. Other than those above	Yes ( ) No ( x )

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 110,254,422 as of June 30, 2012, and 110,254,422 as of March 31, 2012.

2. The number of treasury stock shares was 2,732,694 as of June 30, 2012, and 2,732,701 as of March 31, 2012.

3. The average number of outstanding shares was 107,521,722 for the three months ended June 30, 2012, and 107,499,188 for the three months ended June 30, 2011.

1. Summary of Consolidated Financial Results

(1) Analysis of Financial Highlights

Financial Results for the Fiscal Period Ended June 30, 2012

		Fiscal period ended June 30, 2011	Fiscal period ended June 30, 2012	Change	Year on Year Change
Total Revenues	(millions of yen)	238,126	251,791	13,665	6%
Total Expenses	(millions of yen)	206,284	214,813	8,529	4%
Income Before Income Taxes	(millions of yen)	37,921	47,467	9,546	25%
Net Income Attributable to ORIX Corporation	(millions of yen)	23,237	34,773	11,536	50%
Earnings Per Share
(Basic)	(yen)	216.16	323.41	107.25	50%
(Diluted)	(yen)	180.51	270.27	89.76	50%
ROE (Annualized)	(%)	7.1	10.0	2.9	—
ROA (Annualized)	(%)	1.10	1.68	0.58	—

Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation for the period to average ORIX Corporation Shareholders’ Equity.
Note 2:	ROA is the ratio of Net Income Attributable to ORIX Corporation for the period to average Total Assets.
Note 3:	From April 1, 2012, Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) is retrospectively applied to prior periods’ financial statements while figures are reclassified for prior periods.

Economic Environment

The global economy continued to show moderate recovery. However, growth in emerging economies is starting to slow due to the protracted European sovereign debt issue and delayed economic recovery in advanced economies. Against this backdrop, 2012 is expected to be a milestone year for politics, with elections and changes in the top leadership of major nations taking place and economic policy of each country drawing attention.

The United States economy continues to maintain moderate growth, although there are some concerns over downside risks such as lagging recovery of employment and the residential property market.

The pace of growth in emerging Asian economies is becoming moderate due to sluggish growth in domestic demand, in addition to the softness of the European and United States economies. Amid efforts by certain countries to support their economy through monetary easing, ability for Asia to serve as the engine for global economic growth has weakened, although the growth rate of Asian economies is relatively high compared with advanced economies.

Despite some concerns over the slow growth in overseas economies, the Japanese economy is showing a moderate recovery, with improvement in production activity and consumer spending. While the political situation remains unstable, there have been advancements such as proposed consumption tax hike becoming a real possibility, and the future growth strategy for Japan has become the focus of attention.

Overview of Business Performance (April 1, 2012 to June 30, 2012)

Total Revenues for the three-month period ended June 30, 2012 (hereinafter “the first consolidated period”) increased 6% to ¥251,791 million compared to ¥238,126 million during the same period of the previous fiscal year. Compared to the same period of the previous fiscal year, interest on loans and investment securities increased due to large collections in the servicing business, life insurance premiums and related investment income increased due to an increase in number of policies in force, and other operating revenues increased mainly due to an increase in revenues from the real estate operating business.

Total expenses increased 4% to ¥214,813 million compared to ¥206,284 million during the same period of the previous fiscal year. Both interest expense and provision for doubtful receivables and probable loan losses decreased compared to the same period of the previous fiscal year due to a decrease in the balance of liabilities and a decrease in the amount of non-performing loans, respectively. On the other hand, write-downs of securities increased mainly due to an increase in write-downs recorded for non-marketable securities compared to the same period of the previous year.

Equity in net income of affiliates increased compared to the same period of the previous fiscal year primarily due to an increase in profit from domestic equity-method affiliates. Gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net increased compared to the same period of the previous fiscal year due to a revaluation gain resulting from consolidation of ORIX Credit Corporation as a subsidiary.

As a result of the foregoing, income before income taxes and discontinued operations for the first consolidated period increased 25% to ¥47,467 million compared to ¥37,921 million during the same period of the previous fiscal year, and net income attributable to ORIX Corporation increased 50% to ¥34,773 million compared to ¥23,237 million during the same period of the previous fiscal year.

Segment Information

Segment profits increased 27% to ¥52,680 million compared to ¥41,443 million in the same period of the previous fiscal year.

From April 1, 2012, Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) is retrospectively applied to prior periods’ financial statements. Due to this change, the reclassified figures are shown for the first consolidated period and the fiscal year ended March 31, 2012 (See page 11, “Segment Information”).

Segment information for the first consolidated period is as follows:

Corporate Financial Services Segment

This segment is involved in lending, leasing and the commission business for the sale of financial products.

Direct financing lease revenues remained robust, while installment loan revenues decreased in line with a decrease in the average balance of installment loans despite a steady trend in new business volume. As a result, segment revenues remained flat compared to the same period of the previous fiscal year at ¥18,093 million.

Segment expenses decreased compared to the same period of the previous fiscal year, resulting from a decrease in provision for doubtful receivables and probable loan losses.

As a result, segment profits increased 120% to ¥6,100 million compared to ¥2,767 million during the same period of the previous fiscal year.

Segment assets remained flat compared to March 31, 2012 at ¥904,993 million as a result of an increase in investment in direct financing leases offsetting declines in installment loans.

Maintenance Leasing Segment

This segment consists of automobile and rental operations. The automobile operations are comprised of automobile leasing, rentals and car sharing and the rental operations are comprised of leasing and rental of precision measuring and IT-related equipment.

The production activity of Japanese companies has been improving and is on a moderate recovering trend. Although the business environment is not optimistic, Maintenance Leasing segment revenue has remained stable due to ORIX’s ability to provide customers with high value-added services that meet corporate customers’ cost reduction needs.

Segment revenue remained robust, recording ¥58,437 million, a similar level to the same period of the previous fiscal year due to solid revenues from operating leases including lease renewal revenues. Meanwhile, segment expenses decreased slightly, and as a result, segment profits increased 15% to ¥9,247 million compared to ¥8,036 million during the same period of the previous fiscal year.

Segment assets increased 4% compared to March 31, 2012 to ¥558,462 million due to increased investment in operating leases and direct financing leases.

Real Estate Segment

This segment consists of real estate development, rental and financing; facility operation; REIT asset management; and real estate investment advisory services.

The office building market is still in an adjustment phase. However, investors such as J-REITs and overseas investors are starting to acquire new properties. Under this environment, the real estate investment business is pursuing a policy of turning over assets while carefully monitoring the market and making appropriate asset sales.

In addition, the number of condominiums delivered decreased to 298 units from 343 units during the previous fiscal year.

The real estate operating business consists of various businesses such as Japanese inns, golf courses and training facilities. Multiple facilities commenced their business since March 2012, and are steadily contributing to revenues.

Segment revenues increased 13% to ¥56,466 million compared to ¥50,084 million during the same period of the previous fiscal year due to increases in revenues from the operating business and gains on sales of real estate under operating leases.

Segment expenses increased compared to the same period of the previous fiscal year due to increases in write-downs of securities and operating business expenses, despite decreases in write-downs of long-lived assets and interest expenses.

As a result, segment profits increased 64% to ¥1,843 million compared to ¥1,121 million during the same period of the previous fiscal year.

Segment assets decreased 4% compared to March 31, 2012 to ¥1,310,292 million due to sales of real estate under operating leases, as well as decreases in installment loans and investment in securities.

Investment and Operation Segment

This segment consists of loan servicing, environment and energy-related business, and principal investment.

In terms of the environment business in Japan, following the introduction of renewable energy feed-in tariff program, more and more companies are entering into the power generation business with ventures such as the mega solar projects. Moreover, ORIX anticipates expanded business opportunities with the expiration of the SME Financing Facilitation Act approaching on March 31, 2013, which could lead to more non-performing loans owned by financial institutions to becoming available for sale.

Segment revenues increased 47% to ¥23,009 million compared to ¥15,659 million during the same period of the previous fiscal year due to an increase in gains on investment securities and revenues from large collections in the servicing business.

Similarly, segment expenses increased compared to the same period of the previous fiscal year due to increases in write-downs of securities and write-downs of long-lived assets.

As a result, segment profits increased 94% to ¥10,578 million compared to ¥5,454 million during the same period of the previous fiscal year.

Segment assets decreased 4% compared to March 31, 2012 to ¥452,451 million due to decreases in investment in securities and installment loans.

Retail Segment

This segment consists of the life insurance operations, the banking business and the card loan business.

Life insurance premiums grew steadily in the life insurance business due to an increase in the number of policies in force, despite a decrease in insurance-related investment income compared to the same period of the previous fiscal year.

Both individual home loans and corporate lending steadily increased in the banking business, and both revenues and profits increased.

As a result of the foregoing, segment revenues remained flat at ¥40,174 million compared to ¥39,797 million during the same period of the previous fiscal year. Meanwhile, segment profits increased 46% to ¥13,427 million compared to ¥9,214 million during the same period of the previous fiscal year due to gains associated with the consolidation of equity-method affiliate ORIX Credit Corporation as a subsidiary, in addition to declines in segment expenses due to decreases in provision for doubtful receivables and probable loan losses.

Segment assets increased 11% compared to March 31, 2012 to ¥1,921,422 million due to an increase in installment loans from consolidation of ORIX Credit Corporation as a subsidiary.

Overseas Business Segment

This segment consists of leasing, lending, investment in bonds, investment banking, and ship- and aircraft-related operations in the United States, Asia, Oceania and Europe.

The United States economy continues to maintain moderate growth, although there are some concerns over downside risks such as lagging recovery of employment and the residential property market. Meanwhile, the rate of growth in Asian economies is becoming more moderate due to sluggish growth in domestic demand, in addition to the softness of the European and United States economies. Even under such circumstances, stable profit has been maintained in this business segment.

Segment revenues decreased 10% to ¥45,004 million compared to ¥50,060 million in the same period of the previous fiscal year as a result of a decrease in gains on sales of investment securities in the United States, despite strong direct financing leases in Asia, and automobile and aircraft operating leases.

Segment expenses decreased compared to the same period of the previous fiscal year due to decreases in expenses such as write-downs of securities.

As a result, segment profits decreased 23% to ¥11,485 million compared to ¥14,851 million during the same period of the previous fiscal year.

Segment assets remained flat compared to March 31, 2012 at ¥985,236 million due to the effects of the appreciated yen and sales of loans in the United States, offsetting increases from new operating lease assets such as aircrafts and investment in direct finance leases in Asia.

ORIX has almost no exposure to assets or investments in Europe that are cause for credit risk concern and there is no direct impact on either segment profit or segment assets stemming from the European financial problems.

(2) Qualitative Information Regarding Consolidated Financial Condition

Financial Condition

		Fiscal Year Ended March 31, 2012	Fiscal Period Ended June 30, 2012	Change	Year on Year Change
Total Assets	(millions of yen)	8,332,830	8,177,457	(155,373)	(2%)
(Segment Assets)		6,002,139	6,132,856	130,717	2%
Total Liabilities	(millions of yen)	6,874,726	6,711,659	(163,067)	(2%)
(Long- and Short-term Debt)		4,725,453	4,577,185	(148,268)	(3%)
(Deposits)		1,103,514	1,095,945	(7,569)	(1%)
Shareholders’ Equity	(millions of yen)	1,380,736	1,389,372	8,636	1%
Shareholders’ Equity Per Share	(yen)	12,841.46	12,921.78	80.32	1%

Note 4:	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity. Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.
Note 5:	From April 1, 2012, Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) is retrospectively applied to prior periods’ financial statements while figures are reclassified for prior periods.

Total assets decreased 2% to ¥8,177,457 million from ¥8,332,830 million on March 31, 2012. Installment loans increased as a result of consolidation of ORIX Credit Corporation as a subsidiary. Meanwhile, investment in securities decreased due to sales and redemption of debt securities such as government bonds and municipal bonds. Segment assets increased 2% compared to March 31, 2012 to ¥6,132,856 million.

The balance of interest bearing liabilities is controlled at an appropriate level depending on the situation of assets, cash flow and liquidity on-hand in addition to the domestic and overseas financial environment. As a result, long-term debt and deposits decreased compared to March 31, 2012.

Shareholders’ equity increased 1% compared to March 31, 2012 to ¥1,389,372 million primarily due to an increase in retained earnings.

(3) Qualitative Information Regarding Targets for Consolidated Financial Results

Financial Highlights for the Fiscal Year Ending March 31, 2013

Based on the operating environment described above, ORIX targets total revenues of ¥1,030,000 million (up 5.9% year on year) and net income attributable to ORIX Corporation of ¥100,000 million (up 19.7% year on year) for the fiscal year ending March 31, 2013.

The Corporate Financial Services segment is aiming to further accelerate the “Finance + Services” strategy, and increase profit by capturing new business opportunities through strengthened cooperation with group companies.

The Maintenance Leasing segment revenues are forecasted to be stable through the expansion of high value-added services and allocation of resource to growth areas.

The Real Estate segment is seeking to strengthen its stable profit base by continued asset reduction and promotion of its operation and asset management business.

The Investment and Operation segment aims to increase profit through business expansion capitalizing on loan servicing expertise, capturing new investment opportunities, and promotion of investment in the energy and environmental field.

The Retail segment forecasts profit contributions with the expansion of the life insurance and banking businesses. Furthermore, in the card loan business, ORIX Bank and ORIX Credit are expected to contribute to the Group through integrated management.

The Overseas Business segment aims for profit growth by strengthening stable fee businesses in the United States and expansion of leasing business and new investment centered on Asia.

Although forward-looking statements in this document such as forecasts are attributable to current information available to the Company and are based on assumptions deemed rational by the Company, actual financial results may differ materially due to various factors. Therefore, readers are urged not to place undue reliance on these figures.

Various factors that could cause these figures to differ materially include, but are not limited to, those described under

“Risk Factors” in the Form 20-F submitted to the U.S. Securities and Exchange Commission.

2. Others

(1) Changes in Significant Consolidated Subsidiaries

On June 29, 2012, the Company purchased all shares (4,004,824 shares, 51% of the outstanding shares) of ORIX Credit Corporation (hereinafter, “ORIX Credit”) held by Sumitomo Mitsui Banking Corporation, resulting in the reclassification of ORIX Credit from equity-method affiliate to a wholly-owned subsidiary of the Company.

(2) Adoption of Simplified Accounting Method

There is no corresponding item.

(3) Changes in Accounting Principles, Procedures and Disclosures

Effective April 1, 2012, the Company and its subsidiaries adopted Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)). This Update modifies the definition of the types of costs relating to the acquisition of new and renewal insurance contracts that can be deferred as deferred policy acquisition costs, and specifies that only certain costs related directly to the successful acquisition of new or renewal insurance contracts should be deferred. In accordance with the amendment in this Update, the advertising cost which does not meet certain capitalization criteria, and the cost relating to unsuccessful contract acquisition should be charged to expense as incurred. The Company applied retrospectively the Update to prior periods financial statements, and effect of the retrospective adoption on the financial position at the initial adoption date was a decrease of approximately ¥22 billion in other assets and a decrease of approximately ¥15.4 billion in retained earnings, net of tax, in the consolidated balance sheets.

(1) Condensed Consolidated Balance Sheets

(As of March 31, 2012 and June 30, 2012)

(Unaudited)

		(millions of yen, millions of US$)

Assets	March 31, 2012	June 30, 2012	U.S. dollars June 30, 2012

Cash and Cash Equivalents	786,892	614,917	7,753
Restricted Cash	123,295	91,202	1,150
Time Deposits	24,070	14,861	187
Investment in Direct Financing Leases	900,886	905,553	11,418
Installment Loans	2,769,898	2,879,713	36,310

(The amount of ¥19,397 million of installment loans as of March 31, 2012 and ¥10,655 million of installment loans as of June 30, 2012 are measured at fair value by electing the fair value option under FASB Accounting Standards Codification 825-10.)

Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(136,588)	(127,686)	(1,610)
Investment in Operating Leases	1,309,998	1,321,279	16,660
Investment in Securities	1,147,390	1,089,057	13,732
Other Operating Assets	206,109	214,652	2,707
Investment in Affiliates	331,717	294,317	3,711
Other Receivables	188,108	186,079	2,346
Inventories	79,654	73,054	921
Prepaid Expenses	39,547	45,705	576
Office Facilities	123,338	118,754	1,497
Other Assets	438,516	456,000	5,750

Total Assets	8,332,830	8,177,457	103,108

Liabilities and Equity

Short-Term Debt	457,973	474,908	5,988
Deposits	1,103,514	1,095,945	13,818
Trade Notes, Accounts Payable and Other Liabilities	290,466	298,116	3,759
Accrued Expenses	110,057	91,766	1,157
Policy Liabilities	405,017	406,852	5,130
Current and Deferred Income Taxes	98,127	104,667	1,320
Security Deposits	142,092	137,128	1,729
Long-Term Debt	4,267,480	4,102,277	51,725

Total Liabilities	6,874,726	6,711,659	84,626

Redeemable Noncontrolling Interests	37,633	37,486	473

Commitments and Contingent Liabilities

Common Stock	144,026	144,026	1,816
Additional Paid-in Capital	179,223	179,286	2,260
Retained Earnings	1,202,450	1,227,373	15,476
Accumulated Other Comprehensive Income (Loss)	(96,056)	(112,406)	(1,417)
Treasury Stock, at Cost	(48,907)	(48,907)	(617)

Total ORIX Corporation Shareholders’ Equity	1,380,736	1,389,372	17,518

Noncontrolling Interests	39,735	38,940	491

Total Equity	1,420,471	1,428,312	18,009

Total Liabilities and Equity	8,332,830	8,177,457	103,108

	March 31, 2012	June 30, 2012	U.S. dollars June 30, 2012
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains (losses) on investment in securities	16,145	15,152	191
Defined benefit pension plans	(14,343)	(14,235)	(179)
Foreign currency translation adjustments	(95,692)	(111,752)	(1,409)
Net unrealized gains (losses) on derivative instruments	(2,166)	(1,571)	(20)

	(96,056)	(112,406)	(1,417)

Note 1:	Prior-year amounts have been adjusted for the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) on April 1, 2012.

(2) Condensed Consolidated Statements of Income

(For the Three Months Ended June 30, 2011 and 2012)

(Unaudited)

	(millions of yen, millions of US$)

	Three Months ended June 30, 2011	Three Months ended June 30, 2012	U.S. dollars Three Months ended June 30, 2012
Total Revenues :	238,126	251,791	3,175

Direct financing leases	12,670	13,385	169
Operating leases	72,715	72,727	917
Interest on loans and investment securities	37,302	38,856	490
Brokerage commissions and net gains on investment securities	7,249	6,736	85
Life insurance premiums and related investment income	31,161	32,507	410
Real estate sales	11,003	12,504	158
Gains on sales of real estate under operating leases	165	315	4
Other operating revenues	65,861	74,761	942

Total Expenses :	206,284	214,813	2,709

Interest expense	29,341	27,458	346
Costs of operating leases	46,750	46,846	591
Life insurance costs	21,731	21,839	275
Costs of real estate sales	11,076	13,402	169
Other operating expenses	39,005	42,840	540
Selling, general and administrative expenses	49,697	51,027	644
Provision for doubtful receivables and probable loan losses	3,513	1,214	15
Write-downs of long-lived assets	1,520	1,320	17
Write-downs of securities	3,689	9,208	116
Foreign currency transaction loss (gain), net	(38)	(341)	(4)

Operating Income	31,842	36,978	466

Equity in Net Income of Affiliates	6,263	7,376	93
Gains (Losses) on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	(184)	3,113	39

Income before Income Taxes and Discontinued Operations	37,921	47,467	598

Provision for Income Taxes	14,998	12,648	159

Income from Continuing Operations	22,923	34,819	439

Discontinued Operations:
Income from discontinued operations, net	2,075	1,807	23
Provision for income taxes	(822)	(679)	(9)

Discontinued operations, net of applicable tax effect	1,253	1,128	14

Net Income	24,176	35,947	453

Net Income Attributable to the Noncontrolling Interests	139	476	6

Net Income Attributable to the Redeemable Noncontrolling Interests	800	698	9

Net Income Attributable to ORIX Corporation	23,237	34,773	438

Note 1:	Pursuant to FASB Accounting Standards Codification 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.
2:	Prior-year amounts have been reclassified for the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) on April 1, 2012.

(3) Condensed Consolidated Statements of Comprehensive Income

(For the Three Months Ended June 30, 2011 and 2012)

(Unaudited)

		(millions of yen, millions of US$)
	Three Months ended June 30, 2011	Three Months ended June 30, 2012	U.S. dollars Three Months ended June 30, 2012
Net Income :	24,176	35,947	453

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	34	(845)	(11)
Net change of defined benefit pension plans	166	109	1
Net change of foreign currency translation adjustments	(7,012)	(18,808)	(236)
Net change of unrealized gains (losses) on derivative instruments	(735)	594	7
Total other comprehensive income (loss)	(7,547)	(18,950)	(239)

Comprehensive Income (Loss)	16,629	16,997	214

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	14	(718)	(9)

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(199)	(708)	(9)

Comprehensive Income (Loss) Attributable to ORIX Corporation	16,814	18,423	232

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Segment Information (Unaudited)

1. Segment Information by Sector

		(millions of yen, millions of US$)
	Three Months ended June 30, 2011		Three Months ended June 30, 2012		U.S. dollars Three Months ended June 30, 2012		March 31, 2012	June 30, 2012	U.S. dollars June 30, 2012
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets	Segment Assets

Corporate Financial Services	18,337	2,767	18,093	6,100	228	77	898,776	904,993	11,411
Maintenance Leasing	57,779	8,036	58,437	9,247	737	117	537,782	558,462	7,041
Real Estate	50,084	1,121	56,466	1,843	712	23	1,369,220	1,310,292	16,521
Investment and Operation	15,659	5,454	23,009	10,578	290	133	471,145	452,451	5,705
Retail	39,797	9,214	40,174	13,427	507	169	1,738,454	1,921,422	24,227
Overseas Business	50,060	14,851	45,004	11,485	567	145	986,762	985,236	12,423

Segment Total	231,716	41,443	241,183	52,680	3,041	664	6,002,139	6,132,856	77,328

Difference between Segment Total and Consolidated Amounts	6,410	(3,522)	10,608	(5,213)	134	(66)	2,330,691	2,044,601	25,780

Consolidated Amounts	238,126	37,921	251,791	47,467	3,175	598	8,332,830	8,177,457	103,108

Note 1:	The Company evaluates the performance of segments based on income before income taxes and discontinued operations, adjusted for results of discontinued operations, net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.
Note 2:	For certain VIEs used for securitization which are consolidated in accordance with ASC 810-10 (“Consolidations”), for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs.
Note 3:	From April 1, 2012, Accounting Standards Update 2010-26 ( “Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts “ —ASC 944 ( “Financial Services—Insurance”)) is retrospectively applied to prior periods’ financial statements while figures are reclassified for prior periods.

2. Geographic Information

	(millions of yen, millions of US$)
	Three Months ended June 30, 2011
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	186,275	33,296	26,366	(7,811)	238,126
Income before Income Taxes	23,721	8,326	7,949	(2,075)	37,921

	Three Months ended June 30, 2012
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	200,633	28,828	24,557	(2,227)	251,791
Income before Income Taxes	36,933	5,078	7,263	(1,807)	47,467

	U.S. dollars Three Months ended June 30, 2012
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	2,530	363	310	(28)	3,175
Income before Income Taxes	466	64	91	(23)	598

Note 1:	Results of discontinued operations before applicable tax effect are included in each amount attributed to each geographic area.
*Note 2:	Mainly United States
*Note 3:	Mainly Asia, Europe, Oceania and Middle East

(6) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(7) Subsequent Event

There is no corresponding item.